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                                                                 (614) 418-8000

                                 January 8, 1998
VIA EDGAR
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Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

       Re:  Application for Withdrawal of Form S-2 (File No. 333-38099)
            -----------------------------------------------------------

Dear Sir or Madam:

The captioned Registration Statement (the "Registration Statement") was filed with the Securities and Exchange Commission on October 16, 1997, and relates to the registration of 2,610,000 shares of common stock, $.01 par value, of M/I Schottenstein Homes, Inc. (the "Registrant").

Subsequent to such filing, the Registrant determined that, due to current market conditions, it is not in the best interests of the Company's shareholders to proceed with the above-captioned registration at this time. Therefore, the Company hereby files this Application for Withdrawal of the Registration Statement pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Act"), and requests that the Commission issue an Order granting such withdrawal. The Selling Shareholders described in the Registration Statement are aware of this withdrawal. None of the securities covered by the Registration Statement have been offered or sold pursuant to the Registration Statement.

Pursuant to the requirements of Rule 478 promulgated under the Act, the Registrant has caused this Application for Withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on January 8, 1997.

                                    Very truly yours,

                                    M/I SCHOTTENSTEIN HOMES, INC.


                                    By:      /s/ Paul S. Coppel
                                        ---------------------------------------
                                        Paul S. Coppel
                                        Senior Vice President & General Counsel
cc:  S. Duvall